UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SUSTAINABLE PROJECTS GROUP INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86933P 105

(CUSIP Number)

Sune Mathiesen

c/o Sustainable Projects Group Inc.

2316 Pine Ridge Road #383

Naples, Florida 34102

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2023

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 86933P 105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Sune Mathiesen Holding ApS (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF	7	SOLE VOTING POWER 92,483,587
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 92,483,587
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,483,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Sune Mathiesen is the managing director of Sune Mathiesen Holding ApS.

(2) Based on 287,190,813 shares of the Issuer’s common stock outstanding as of February 14, 2023, as reported in the Issuer’s Form 8-K filed on February 14, 2023.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Sune Mathiesen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF	7	SOLE VOTING POWER 92,483,587 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 92,483,587 (1)
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,483,587 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents shares held by Sune Mathiesen Holding ApS, of which Sune Mathiesen is the managing director.

(2) Based on 287,190,813 shares of the Issuer’s common stock outstanding as of February 14, 2023, as reported in the Issuer’s Form 8-K filed on February 14, 2023.

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Item 1 – Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock of Sustainable Projects Group Inc., a Nevada corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 2316 Pine Ridge Road #383, Naples, Florida 34102.

Item 2 - Identity and Background

This Schedule 13D is being filed on behalf of Sune Mathiesen Holding ApS, a Danish private limited liability company (the “Company”), and its managing director, Sune Mathiesen, a citizen of Denmark (the “Reporting Person”). The Reporting Person is the Chairman, President and Chief Executive Officer of the Issuer. The address of the Company and the Reporting Person is 2316 Pine Ridge Road #383, Naples, Florida 34102. The principal business of the Company is to hold certain assets of the Reporting Person.

During the last five years, neither the Company nor the Reporting Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

Pursuant to the terms of a Securities Exchange Agreement among the Issuer, Lithium Harvest ApS, a Danish private limited liability company (“Lithium Harvest”), and, for certain limited purposes, its shareholders (the “Shareholders”), the Issuer acquired all of the outstanding shares of capital stock of Lithium Harvest in exchange for issuing to the Shareholders 206,667,233 shares of the Issuer’s common stock (the “Exchange Transaction”). As a result of the Exchange Transaction, the Company acquired 92,483,587 shares of the Issuer’s common stock on February 14, 2023.

Item 4 - Purpose of Transaction

As disclosed in Item 3 above, the Shareholders, including the Company, acquired the shares in connection with the Exchange Transaction. In addition, the Reporting Person was appointed Chairman, President and Chief Executive Officer of the Issuer, Stefan Muehlbauer was appointed Chief Financial Officer and director of the Issuer, and Paw Juul was appointed Chief Technology Officer and, effective 10 days following the mailing of an information statement that satisfies the requirements of Rule 14F-1 under the Securities Exchange Act of 1934, as amended, to the Issuer’s stockholders, a director of the Issuer. The Issuer is now a pure-play lithium company focused on supplying high performance lithium compounds to the electric vehicle and broader battery markets. The Issuer’s principal stockholders are the Company, FENO Holding ApS, which also owns approximately 32.2% of the Issuer, Kestrel Flight Fund LLC, which owns approximately 25.0% of the Issuer, and AØNP14 ApS, which owns approximately 7.6% of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number of securities to which this Schedule 13D relates is 92,483,587 shares of the Issuer’s common stock, representing 32.2% of the 287,190,813 shares of common stock outstanding as reported in the Issuer’s Form 8-K filed on February 14, 2023.

(b)	Each of the Company and the Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 92,483,587 shares of the Issuer’s common stock.

(c)	The Company and the Reporting Person have not engaged in any transaction in shares of the Issuer’s common stock during the past 60 days other than as described in Items 3 and 4. The responses in Items 3 and 4 are incorporated by reference.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses in Items 3 and 4 are incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Securities Exchange Agreement, among Sustainable Projects Group Inc., Lithium Harvest ApS and, for certain limited purposes, its shareholders, dated as of February 14, 2023 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on February 14, 2023).
99.2	Joint Filing Agreement, dated February 24, 2024, by and between Sune Mathiesen Holding ApS and Sune Mathiesen

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The filer must sign the filing and certify that the information is true, complete and correct. If the filer is an entity, the filing must be signed by an authorized officer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sune Mathiesen

February 24, 2023
Date
/s/ Sune Mathiesen
Signature
Sune Mathiesen
Name/Title

Sune Mathiesen Holding ApS

February 24, 2023
Date
/s/ Sune Mathiesen
Signature
Sune Mathiesen, Managing Director
Name/Title

Attention: Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)

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